FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.
Exact Name of Registrant as Specified in Charter

0001021913
Registrant CIK Number

Form 8-K, April 26, 2004, Series 2004-BC2

333-109272

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CWABS, INC.

By: ________________
Name: Michael Schloessmann
Title: Vice President

Dated: April 26, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$400,000,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES,
SERIES 2004-BC2

Countrywide[SM]
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

An investor or potential investor in the Certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet | ***Date Prepared: March 3, 2004***

$400,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-BC2

Class [(1)]	Principal Balance [(2)]	WAL Call/Mat [(3)]	Payment Window (Mos) Call/Mat [(3)]	Expected Ratings (S&P/Moodys) [(4)]	Last Scheduled Distribution Date	Certificate Type
A-1	225,525,000	0.94 / 0.94	1-20 / 1-20	[AAA]/Aaa	Sep 2027	Floating Rate Senior
A-2	103,475,000	2.58 / 3.00	20-60 / 20-140	[AAA]/Aaa	April 2034	Floating Rate Senior
A-IO	400,000,000[(5)]	NA	NA	[AAA]/Aaa	October 2006	Interest Only NAS
M-1	26,000,000	4.83 / 5.43	51-60 / 51-116	[AA+]/Aa2	Mar 2034	Floating Rate Mezzanine
M-2	21,000,000	4.19 / 4.54	44-60 / 44-106	[AA]/A2	Feb 2034	Floating Rate Mezzanine
M-3	7,000,000	3.94 / 4.25	42-60 / 42-93	[A+]/A3	Dec 2033	Floating Rate Mezzanine
M-4	5,000,000	3.87 / 4.14	41-60 / 41-87	[A]/Baa1	Nov 2033	Floating Rate Mezzanine
M-5	6,000,000	3.81 / 4.03	39-60 / 39-82	[BBB]/Baa2	Oct 2033	Floating Rate Mezzanine
B	6,000,000	3.75 / 3.87	38-60 / 38-74	[BBB-]/Baa3	Aug 2033	Floating Rate Subordinate
Total:	**$400,000,000**[(6)]					

(1) The margins on the Class A-1 and Class A-2 Certificates doubles and the respective margins on the Subordinate Certificates are equal to 1.5x the related original margin after the Clean-up Call date.
(2) The principal balance of each Class of Certificates is subject to a 10% variance.
(3) See "Pricing Prepayment Speed" below.
(4) Rating Agency Contacts: Standard & Poors, Todd Niemy, 212.438.2494; Moodys, Tamara Zaliznyak, 212.553.7761.
(5) Notional balance.
(6) Excludes the Class A-IO balance.

Trust: Asset-Backed Certificates, Series 2004-BC2.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager), and Merrill Lynch, Pierce, Fenner & Smith Incorporated (Co-Manager).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The (i) Class A-1, Class A-2 (together, the ***"Class A Certificates"***) and Class A-IO Certificates (together, with the Class A Certificates, the "***Senior Certificates***") and (ii) Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates (collectively, the "***Subordinate Certificates***"). The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are collectively referred to herein as the "***Certificates.***"

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.

Statistical Pool Calculation Date:	Scheduled balances as of March 1, 2004.
Cut-off Date:	As to any Mortgage Loan, the later of April 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	March [5], 2004.
Expected Closing Date:	April [30], 2004.
Expected Settlement Date:	April [30], 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in May 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Offered Certificates (other than the Class A-IO Certificates) will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). The Interest Accrual Period for each Distribution Date with respect to the Class A-IO Certificates will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-2, Class M-3, Class M-4, Class M-5 and Class B Certificates will not be SMMEA eligible.
Optional Termination:	The terms of the transaction allow for a clean-up call (the "***Clean-up Call***") which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions:

100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 70% CPR from month 24 until month 27 and decreasing and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of the adjustable-rate credit blemished Mortgage Loans secured by first liens with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "***Mortgage Pool***"). The characteristics of the Mortgage Pool will vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $437,387,789, all of which are adjustable rate Mortgage Loans (the "***Mortgage Loans***").

Pass-Through Rate:

The Pass-Through Rate on each Class of Offered Certificates (other than the Class A-IO Certificates) will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

The Class A-IO Certificates will accrue interest based on (i) the lesser of the Notional Balance set forth below and the actual unpaid principal balance of the Mortgage Loans and (ii) the rate set forth below (the ***"Class A-IO Certificate Rate"***):

Month	Notional Balance	Rate
1-30	$400,000,000	0.60%

Adjusted Net Mortgage Rate:

The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate.

Maximum Rate:

The ***"Maximum Rate"*** is generally equal to the difference between (a) the weighted average Adjusted Maximum Mortgage Rate of the Mortgage Loans minus (b) the product of (i) the Pass-Through Rate on the Class A-IO Certificates and (ii) a fraction, the numerator of which is the Notional Balance of the Class A-IO Certificates and the denominator of which is the unpaid principal balance of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Maximum Mortgage Rate:

The ***"Adjusted Maximum Mortgage Rate"*** for each Mortgage Loan is equal to the gross maximum mortgage rate less, in each case, the Expense Fee Rate.

Net Rate Cap:

The ***"Net Rate Cap"*** is generally equal to, with respect to the Offered Certificates (other than the Class A-IO Certificates), (a) the weighted average Adjusted Net Mortgage Rate of the Mortgage Loans minus (b) the product of (i) the Pass-Through Rate on the Class A-IO Certificates and (ii) a fraction, the numerator of which is the Notional Balance of the Class A-IO Certificates and the denominator of which is the unpaid principal balance of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net Rate Carryover:

For any Class of Offered Certificates (other than the Class A-IO Certificates), on any Distribution Date, the ***"Net Rate Carryover"*** will equal the sum of (a) the excess of (i) the amount of interest thereon that would have accrued at the Pass-through Rate (without giving effect to the Net Rate Cap, up to the Maximum Rate) over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap, up to the Maximum Rate). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contract and Excess Cashflow remaining as described under the heading "Certificates Priority of Distributions" below.

Cap Contract:

The Trust will include a one-month LIBOR cap contract (***the "Cap Contract"***) for the benefit of the Offered Certificates (other than the Class A-IO Certificates). On the Closing Date, the notional amount of the Cap Contract will equal approximately $200,000, and will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the Certificates. With respect to each Distribution Date, payments received on the Cap Contract will be available to pay the holders of the Offered Certificates (other than the Class A-IO Certificates) the related Net Rate Carryover. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the related Net Rate Carryover on such Certificates on such Distribution Date will be distributed instead to the holder of the Class C Certificates and will not be available for payments of Net Rate Carryover on the Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

Class	S&P/ Moodys	Pre-Stepdown Subordination (after initial o/c target is reached) (1)	Target Subordination at Stepdown (1)
A	[AAA]/Aaa	20.40%	40.80%
M-1	[AA+]/Aa2	13.90%	27.80%
M-2	[AA]/A2	8.65%	17.30%
M-3	[A+]/A3	6.90%	13.80%
M-4	[A]/Baa1	5.65%	11.30%
M-5	[BBB]/Baa2	4.15%	8.30%
B	[BBB-]/Baa3	2.65%	5.30%

(1) Does not include any credit for Excess Interest. Initial O/C at closing is zero and builds to 2.65% prior to the Stepdown Date.

1. Subordination. The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, Certificates with a higher Class designation will be subordinate to, and provide credit support for, those Certificates with a lower designation.

2. Overcollateralization. On the Closing Date, the principal balance of the Mortgage Loans will equal approximately the principal balance of the Certificates. Any realized Losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization, if any. In the event that the Overcollateralization is reduced, Excess Cashflow will be directed to pay principal on the Offered Certificates, resulting in the limited acceleration of the Offered Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches or is restored to the Overcollateralization Target. Upon this event, the acceleration feature will generally cease.

3. Excess Cashflow. *"Excess Cashflow"* for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1 and 2 as described under "Certificates Priority of Distributions."

Overcollateralization Target:

Prior to the Stepdown Date or if a Trigger Event (as described below) is in effect, 2.65% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target Amount"***). The initial amount of O/C will be approximately zero.

On or after the Stepdown Date, 5.30% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount on the immediately preceding Distribution Date.

Delinquency Trigger:

With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the product of (a) [TBD] and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the ***"Required Percentage"*** with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger:

With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	[TBD]% with respect to May 2007, plus an additional 1/12th of [TBD]% for each month thereafter
49 – 60	[TBD]% with respect to May 2008, plus an additional 1/12th of [TBD]% for each month thereafter
61 – 72	[TBD]% with respect to May 2009, plus an additional 1/12th of [TBD]% for each month thereafter
73+	[TBD]%

Trigger Event:

A ***"Trigger Event"*** will be in effect on a Distribution Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date. Both trigger events are subject to Moody's approval.

Stepdown Date:

The earlier to occur of:
- (i) the Distribution Date on which the aggregate principal balance of the Class A Certificates is reduced to zero; and
- (ii) the later to occur of:
  - a. the Distribution Date in May 2007; and
  - b. the first Distribution Date on which the aggregate principal balance of the Class A Certificates is less than or equal to 59.20% of the principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses:

Any realized losses on the Mortgage Loans not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class B Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and last to the Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:
1) Interest funds, sequentially, as follows: (a) first, current and unpaid interest, *pro rata* to the Senior Certificates, then (b) current interest, sequentially, to the Subordinate Certificates;
2) Principal funds, to the Class A Certificates and Subordinate Certificates, each as described under "Principal Paydown" below;
3) Excess Cashflow as follows: as principal to the Class A Certificates and Subordinate Certificates to build or maintain O/C, as described under "Overcollateralization Target;"
4) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts, in that order, sequentially to the Subordinate Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the Cap Contract (as described below); and
6) To the Class C Certificates, any remaining amounts.

Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Cap Contract) will generally be distributed to the Offered Certificates (other than the Class A-IO Certificates) on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event (as described above) is in effect on any Distribution Date, 100% of the available principal funds will be paid sequentially to the Class A-1 and Class A-2

Certificates, in that order, provided, however, that if the Class A Certificates have been retired, such amounts will be applied sequentially to the Subordinate Certificates.

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, the Offered Certificates (other than the Class A-IO Certificates) will be entitled to receive payments of principal in the following order of priority: (i) first, sequentially, to the Class A-1 and Class A-2 Certificates, in that order, such that the unpaid principal balance of the Class A Certificates in the aggregate will have 40.80% subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 27.80% subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 17.30% subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 13.80% subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 11.30% subordination, (iv) sixth, to the Class M-5 Certificates such that the Class M-5 will have 8.30% subordination and (vii) seventh, to the Class B Certificates such that the Class B Certificates will have 5.30% subordination.

All prepayment penalties collected on the Mortgage Loans will go to the Class P Certificates and will not be available for payment to any other Class of Certificates.

[Discount Margin & Yield Tables, Cap Contract Schedule, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin & Yield Tables (1)

Class A-1 (To Call)

Margin	0.09%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	9	9	9	9	9
WAL (yr)	13.55	1.11	0.94	0.83	0.68
MDUR (yr)	12.38	1.11	0.95	0.83	0.68
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Mar27	Jun06	Dec05	Nov05	Sep05

Class A-1 (To Maturity)

Margin	0.09%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	9	9	9	9	9
WAL (yr)	13.55	1.11	0.94	0.83	0.68
MDUR (yr)	12.38	1.11	0.95	0.83	0.68
First Prin Pay	May04	May04	May04	May04	May04
Last Prin Pay	Mar27	Jun06	Dec05	Nov05	Sep05

Class A-2 (To Call)

Margin	0.23%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	23	23	23	23	23
WAL (yr)	26.37	4.30	2.58	1.82	1.64
MDUR (yr)	22.37	4.20	2.55	1.82	1.64
First Prin Pay	Mar27	Jun06	Dec05	Nov05	Sep05
Last Prin Pay	Aug32	Dec10	Apr09	Oct06	Apr06

Class A-2 (To Maturity)

Margin	0.23%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	23	26	26	23	23
WAL (yr)	26.51	4.90	3.00	1.82	1.64
MDUR (yr)	22.46	4.73	2.94	1.82	1.64
First Prin Pay	Mar27	Jun06	Dec05	Nov05	Sep05
Last Prin Pay	Oct33	May19	Dec15	Oct06	Apr06

(1) See definition of Pricing Prepayment Speed above.

Class A-IO (To Maturity)

Margin	0.60%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
Yield @ 0.54580	2.50	2.50	2.50	2.50	2.50
MDUR (yr)	0.81	0.81	0.81	0.81	0.81

Class M-1 (To Call)

Margin	0.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	50	50	50	50
WAL (yr)	25.86	4.78	4.83	3.61	2.93
MDUR (yr)	21.25	4.63	4.68	3.53	2.88
First Prin Pay	Dec25	Nov07	Jul08	Oct06	Apr06
Last Prin Pay	Aug32	Dec10	Apr09	Jan08	Apr07

Class M-1 (To Maturity)

Margin	0.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	52	53	58	57
WAL (yr)	25.98	5.27	5.43	5.39	4.21
MDUR (yr)	21.32	5.05	5.22	5.17	4.09
First Prin Pay	Dec25	Nov07	Jul08	Oct06	Apr06
Last Prin Pay	Sep33	Nov16	Dec13	May13	Mar11

Class M-2 (To Call)

Margin	1.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	100	100	100	100	100
WAL (yr)	25.86	4.60	4.19	3.60	2.83
MDUR (yr)	19.96	4.39	4.03	3.48	2.76
First Prin Pay	Dec25	Aug07	Dec07	Jul07	Oct06
Last Prin Pay	Aug32	Dec10	Apr09	Jan08	Apr07

Class M-2 (To Maturity)

Margin	1.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	100	104	104	104	103
WAL (yr)	25.97	5.04	4.54	3.93	3.04
MDUR (yr)	20.02	4.76	4.33	3.78	2.96
First Prin Pay	Dec25	Aug07	Dec07	Jul07	Oct06
Last Prin Pay	Aug33	Oct15	Feb13	Feb11	Jul09

Class M-3 (To Call)

Margin	1.30%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	130	130	130	130	130
WAL (yr)	25.86	4.54	3.94	3.27	2.58
MDUR (yr)	19.23	4.29	3.77	3.16	2.51
First Prin Pay	Dec25	Jul07	Oct07	May07	Sep06
Last Prin Pay	Aug32	Dec10	Apr09	Jan08	Apr07

Class M-3 (To Maturity)

Margin	1.30%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	130	134	134	134	134
WAL (yr)	25.97	4.92	4.25	3.52	2.75
MDUR (yr)	19.29	4.61	4.03	3.38	2.67
First Prin Pay	Dec25	Jul07	Oct07	May07	Sep06
Last Prin Pay	Jun33	Jun14	Jan12	Apr10	Nov08

Class M-4 (To Call)

Margin 1.65%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	165	165	165	165	165
WAL (yr)	25.86	4.52	3.87	3.16	2.51
MDUR (yr)	18.43	4.23	3.67	3.03	2.43
First Prin Pay	Dec25	Jul07	Sep07	Mar07	Aug06
Last Prin Pay	Aug32	Dec10	Apr09	Jan08	Apr07

Class M-4 (To Maturity)

Margin 1.65%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	165	170	170	170	169
WAL (yr)	25.96	4.86	4.14	3.38	2.66
MDUR (yr)	18.48	4.51	3.90	3.22	2.56
First Prin Pay	Dec25	Jul07	Sep07	Mar07	Aug06
Last Prin Pay	May33	Nov13	Jul11	Nov09	Aug08

Class M-5 (To Call)

Margin 1.75%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	175	175	175	175	175
WAL (yr)	25.86	4.50	3.81	3.09	2.45
MDUR (yr)	18.21	4.20	3.61	2.95	2.37
First Prin Pay	Dec25	Jun07	Jul07	Feb07	Jul06
Last Prin Pay	Aug32	Dec10	Apr09	Jan08	Apr07

Class M-5 (To Maturity)

Margin 1.75%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	175	179	179	179	179
WAL (yr)	25.95	4.77	4.03	3.26	2.57
MDUR (yr)	18.25	4.42	3.79	3.11	2.48
First Prin Pay	Dec25	Jun07	Jul07	Feb07	Jul06
Last Prin Pay	Apr33	Apr13	Feb11	Jul09	Apr08

Class B (To Call)

Margin 2.90%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	290	290	290	290	290
WAL (yr)	25.86	4.49	3.75	3.01	2.40
MDUR (yr)	15.93	4.05	3.46	2.82	2.27
First Prin Pay	Dec25	May07	Jun07	Dec06	Jun06
Last Prin Pay	Aug32	Dec10	Apr09	Jan08	Apr07

Class B (To Maturity)

Margin 2.90%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	290	294	294	294	293
WAL (yr)	25.91	4.62	3.87	3.10	2.45
MDUR (yr)	15.95	4.16	3.55	2.90	2.32
First Prin Pay	Dec25	May07	Jun07	Dec06	Jun06
Last Prin Pay	Feb33	May12	Jun10	Dec08	Dec07

Cap Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)
1	200,000,000	6.00000
2	196,478,508	6.00000
3	192,571,003	6.00000
4	188,257,034	6.00000
5	183,536,334	6.00000
6	178,445,476	6.00000
7	172,999,731	6.00000
8	167,226,828	6.00000
9	161,538,090	6.00000
10	156,002,608	6.00000
11	150,790,615	6.00000
12	146,086,787	6.00000
13	141,523,828	6.00000
14	137,097,522	6.00000
15	132,803,812	6.00000
16	128,638,747	6.00000
17	124,562,621	6.00000
18	120,572,100	6.00000
19	116,505,306	6.00000

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	7.314	9.864
2	5.933	8.481
3	6.162	8.709
4	5.991	8.537
5	6.015	8.562
6	6.238	8.785
7	6.057	8.601
8	6.279	8.815
9	6.095	8.620
10	6.112	8.627
11	6.786	9.293
12	6.144	8.650
13	6.365	8.868
14	6.174	8.674
15	6.394	8.891
16	6.205	8.705
17	6.219	8.725
18	6.449	8.989
19	6.304	10.256
20	6.520	7.930
21	6.304	7.673
22	6.299	7.671
23	6.985	8.525
24	6.319	7.728
25	6.540	8.803
26	6.339	8.545
27	6.560	8.841
28	6.358	8.570
29	6.366	8.583
30	6.592	8.919
31	6.625	9.995
32	6.996	10.824
33	6.772	10.483
34	6.772	10.487
35	7.498	11.616
36	6.772	10.516
37	6.998	11.832
38	6.772	11.621
39	6.998	12.012
40	6.772	11.625
41	6.772	11.626
42	6.998	12.025
43	6.772	12.122
44	6.998	12.686
45	6.773	12.279

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
46	6.773	12.280
47	7.240	13.126
48	6.773	12.286
49	6.998	12.854
50	6.773	12.593
51	6.999	13.016
52	6.773	12.596
53	6.773	12.596
54	6.999	13.021
55	6.773	12.629
56	6.999	13.053
57	6.774	12.632
58	6.774	12.632
59	7.499	13.985
60	6.774	12.633

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.100%, 6-Month LIBOR stays at 1.190%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

ARM and Fixed $437,387,789

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	2,466	
Total Outstanding Balance	$437,387,789	
Average Loan Balance	$177,367	$24,890 to $696,507
WA Mortgage Rate	7.204%	4.490% to 11.750%
Net WAC	6.695%	3.981% to 11.241%
ARM Characteristics		
WA Gross Margin	6.146%	3.125% to 10.040%
WA Months to First Roll	22	4 to 55
WA First Periodic Cap	2.439%	1.000% to 5.000%
WA Subsequent Periodic Cap	1.182%	1.000% to 3.000%
WA Lifetime Cap	13.567%	10.490% to 17.790%
WA Lifetime Floor	7.092%	3.000% to 11.750%
WA Original Term (months)	360	180 to 360
WA Remaining Term (months)	354	173 to 356
WA LTV	80.26%	24.05% to 95.00%
WA FICO	597	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	81.06%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	40.56%	SFR	77.97%	FULL	63.32%	RCO	80.41%	OO	95.80%	A	46.76%	0	18.94%
IL	8.14%	PUD	8.87%	STATED	35.34%	PUR	11.44%	NOO	3.94%	A-	23.30%	6	0.13%
FL	5.47%	CND	6.29%	SIMPLE	1.31%	REFI	8.15%	2H	0.27%	B	22.57%	12	3.14%
VA	3.78%	2FAM	3.09%	NINA	0.03%					C	7.37%	24	47.46%
NJ	3.54%	3FAM	1.17%									30	0.12%
												36	30.15%
												60	0.06%

ARM and Fixed $437,387,789

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6MO LIBOR	$801,184	2	0.18	$400,592	5.482	352.49	695	80.0
2/13 LIBOR	$173,920	2	0.04	$86,960	7.875	174.00	537	76.9
2/28 LIBOR	$294,166,771	1,662	67.26	$176,996	7.366	353.72	589	80.1
2/28 LIBOR - IO	$3,629,930	13	0.83	$279,225	6.187	354.65	676	77.1
3/12 LIBOR	$195,625	1	0.04	$195,625	7.750	173.00	501	80.0
3/27 LIBOR	$136,203,454	777	31.14	$175,294	6.911	354.43	610	80.8
3/27 LIBOR - IO	$903,000	3	0.21	$301,000	5.434	354.80	711	78.6
5/25 LIBOR	$1,145,905	5	0.26	$229,181	6.349	353.61	674	76.7
5/25 LIBOR - IO	$168,000	1	0.04	$168,000	5.650	355.00	647	80.0
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 180	$369,545	3	0.08	$123,182	7.809	173.47	518	78.5
ARM 360	$437,018,244	2,463	99.92	$177,433	7.204	353.95	597	80.3
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$24,890	1	0.01	$24,890	7.700	354.00	630	59.5
$25,000.01 - $50,000.00	$791,683	20	0.18	$39,584	8.353	352.80	587	75.6
$50,000.01 - $75,000.00	$8,651,671	133	1.98	$65,050	7.595	352.42	601	78.8
$75,000.01 - $100,000.00	$25,178,690	280	5.76	$89,924	7.504	353.89	591	80.5
$100,000.01 - $150,000.00	$84,252,928	675	19.26	$124,819	7.471	353.81	588	80.2
$150,000.01 - $200,000.00	$99,902,123	574	22.84	$174,046	7.265	353.58	592	80.1
$200,000.01 - $250,000.00	$76,056,428	340	17.39	$223,695	7.197	353.99	597	80.5
$250,000.01 - $300,000.00	$61,211,704	223	13.99	$274,492	7.108	353.92	597	80.9
$300,000.01 - $350,000.00	$37,777,156	117	8.64	$322,882	6.861	354.01	611	80.3
$350,000.01 - $400,000.00	$18,373,300	49	4.20	$374,965	6.879	353.84	598	80.3
$400,000.01 - $450,000.00	$12,318,017	29	2.82	$424,759	6.701	354.08	613	79.0
$450,000.01 - $500,000.00	$7,613,660	16	1.74	$475,854	6.602	353.32	615	80.4
$500,000.01 - $550,000.00	$546,667	1	0.12	$546,667	5.990	354.00	654	73.3
$550,000.01 - $600,000.00	$3,992,366	7	0.91	$570,338	6.348	353.99	660	80.6
$650,000.01 - $700,000.00	$696,507	1	0.16	$696,507	7.000	354.00	672	68.0
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

ARM and Fixed $437,387,789

Detailed Report

State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$530,793	5	0.12	$106,159	7.258	353.43	571	81.0
AR	$190,240	1	0.04	$190,240	5.340	352.00	685	80.0
AZ	$7,796,491	54	1.78	$144,379	7.314	353.82	600	82.6
CA	$177,409,527	770	40.56	$230,402	6.975	353.91	597	79.7
CO	$8,381,137	45	1.92	$186,247	7.152	353.48	608	81.8
CT	$3,554,110	19	0.81	$187,058	7.351	353.93	588	82.6
DE	$1,106,227	7	0.25	$158,032	7.385	353.89	597	82.4
FL	$23,924,122	172	5.47	$139,094	7.488	351.70	583	80.9
GA	$8,613,665	65	1.97	$132,518	7.869	353.69	584	79.7
HI	$118,508	1	0.03	$118,508	7.950	354.00	558	85.0
IA	$859,450	10	0.20	$85,945	7.477	354.35	599	81.1
ID	$553,765	6	0.13	$92,294	7.768	353.80	592	86.7
IL	$35,614,111	203	8.14	$175,439	7.458	353.98	596	78.3
IN	$5,077,776	47	1.16	$108,038	7.314	354.13	591	82.2
KS	$3,473,044	29	0.79	$119,760	8.010	354.27	589	82.7
KY	$2,077,657	19	0.48	$109,350	7.080	353.81	612	83.7
LA	$403,061	3	0.09	$134,354	7.026	353.39	597	81.3
MA	$10,953,611	49	2.50	$223,543	6.952	354.44	603	78.8
MD	$14,898,677	76	3.41	$196,035	7.194	354.27	595	82.1
ME	$181,348	2	0.04	$90,674	8.756	353.00	530	67.3
MI	$9,410,132	69	2.15	$136,379	7.526	353.86	590	81.4
MN	$6,416,586	43	1.47	$149,223	7.500	353.82	602	78.2
MO	$4,911,082	40	1.12	$122,777	7.450	353.93	599	82.6
MS	$379,014	3	0.09	$126,338	8.686	353.79	569	83.3
MT	$118,948	1	0.03	$118,948	6.440	355.00	655	77.1
NC	$7,664,954	73	1.75	$104,999	7.965	353.40	586	80.6
ND	$251,548	2	0.06	$125,774	8.191	355.00	591	87.2
NE	$643,549	7	0.15	$91,936	7.148	354.13	635	81.6
NH	$1,200,762	7	0.27	$171,537	6.901	353.66	580	78.6
NJ	$15,489,710	81	3.54	$191,231	7.323	354.40	602	80.8
NM	$671,147	3	0.15	$223,716	7.497	352.94	590	84.5
NV	$6,126,142	35	1.40	$175,033	7.305	353.87	599	81.9
NY	$8,238,580	36	1.88	$228,849	7.479	354.09	597	76.3
OH	$9,706,435	84	2.22	$115,553	7.248	354.09	602	82.6
OK	$268,541	2	0.06	$134,271	8.452	354.61	599	85.0
OR	$2,645,779	16	0.60	$165,361	7.121	354.05	604	81.0
PA	$8,344,326	66	1.91	$126,429	7.195	354.42	595	81.1
RI	$1,825,523	11	0.42	$165,957	7.355	354.24	598	80.9
SC	$3,064,088	23	0.70	$133,221	7.392	354.22	589	83.3
SD	$504,366	5	0.12	$100,873	8.209	354.31	576	83.3
TN	$3,268,778	29	0.75	$112,716	7.447	353.83	594	82.8
TX	$8,864,225	64	2.03	$138,504	7.082	351.24	602	78.3
UT	$2,403,221	12	0.55	$200,268	7.052	353.11	619	85.8
VA	$16,519,559	90	3.78	$183,551	7.093	354.12	608	81.5
WA	$5,855,832	32	1.34	$182,995	7.011	354.25	610	80.3

ARM and Fixed $437,387,789

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
WI	$5,581,711	39	1.28	$143,121	7.482	354.45	583	81.7
WV	$1,199,432	9	0.27	$133,270	7.340	354.37	582	80.5
WY	$96,499	1	0.02	$96,499	8.740	353.00	562	85.0
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$304,365	3	0.07	$101,455	7.259	354.05	594	45.0
50.01 - 55.00	$1,596,311	10	0.36	$159,631	7.368	354.00	586	53.9
55.01 - 60.00	$5,627,373	41	1.29	$137,253	6.619	354.39	605	58.0
60.01 - 65.00	$10,026,030	61	2.29	$164,361	6.545	353.90	611	63.1
65.01 - 70.00	$24,886,851	132	5.69	$188,537	6.831	354.06	601	68.6
70.01 - 75.00	$48,445,700	263	11.08	$184,204	7.188	353.61	584	73.7
75.01 - 80.00	$137,888,929	786	31.53	$175,431	7.221	353.55	591	79.4
80.01 - 85.00	$156,184,811	881	35.71	$177,281	7.350	353.95	595	84.4
85.01 - 90.00	$52,134,593	288	11.92	$181,023	7.097	353.95	624	88.4
90.01 - 95.00	$292,826	1	0.07	$292,826	7.830	352.00	619	95.0
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$342,623	2	0.08	$171,311	4.490	353.54	749	80.0
4.501 - 5.000	$3,231,330	15	0.74	$215,422	4.873	354.19	711	75.5
5.001 - 5.500	$13,142,997	59	3.00	$222,763	5.352	354.05	678	77.5
5.501 - 6.000	$56,169,954	276	12.84	$203,514	5.881	353.93	644	77.3
6.001 - 6.500	$48,957,696	256	11.19	$191,241	6.336	353.65	624	80.2
6.501 - 7.000	$84,221,326	453	19.26	$185,919	6.825	354.03	604	80.6
7.001 - 7.500	$67,681,767	368	15.47	$183,918	7.326	353.96	585	81.4
7.501 - 8.000	$75,055,570	450	17.16	$166,790	7.795	353.42	572	81.2
8.001 - 8.500	$43,619,378	275	9.97	$158,616	8.287	353.90	563	81.0
8.501 - 9.000	$29,946,574	199	6.85	$150,485	8.789	353.37	554	80.3
9.001 - 9.500	$10,644,030	76	2.43	$140,053	9.280	353.89	547	81.3
9.501 - 10.000	$3,158,212	28	0.72	$112,793	9.771	354.05	551	79.5
10.001 - 10.500	$824,087	5	0.19	$164,817	10.242	353.50	526	78.2
10.501 - 11.000	$93,334	2	0.02	$46,667	10.858	352.51	524	80.0
11.501 - 12.000	$298,910	2	0.07	$149,455	11.574	353.88	553	83.4
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

ARM and Fixed $437,387,789

Detailed Report

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$341,041,145	1,945	77.97	$175,342	7.222	353.76	596	80.3
PUD	$38,814,492	195	8.87	$199,049	7.196	353.62	593	81.0
CND	$27,490,280	165	6.29	$166,608	7.211	354.02	593	78.7
2FAM	$13,535,325	61	3.09	$221,891	6.864	354.02	614	78.5
3FAM	$5,101,815	22	1.17	$231,901	7.197	354.50	633	79.8
SFRA	$4,419,566	33	1.01	$133,926	7.372	354.23	598	81.5
4FAM	$4,113,040	16	0.94	$257,065	6.643	354.24	650	81.9
MNF	$2,247,203	25	0.51	$89,888	7.083	354.59	619	78.8
HICONDO	$624,923	4	0.14	$156,231	7.996	354.92	594	85.1
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$351,706,828	1,981	80.41	$177,540	7.215	353.82	593	79.9
PUR	$50,015,628	273	11.44	$183,207	7.219	353.79	623	81.8
REFI	$35,665,334	212	8.15	$168,233	7.078	353.57	600	81.4
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$419,002,255	2,341	95.80	$178,984	7.195	353.81	595	80.3
NOO	$17,224,614	119	3.94	$144,745	7.466	353.67	641	79.1
2H	$1,160,920	6	0.27	$193,487	6.853	353.49	643	78.6
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$369,545	3	0.08	$123,182	7.809	173.47	518	78.5
301 - 360	$437,018,244	2,463	99.92	$177,433	7.204	353.95	597	80.3
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

ARM and Fixed $437,387,789

Detailed Report

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$276,946,971	1,668	63.32	$166,035	7.165	353.73	589	80.5
STATED INCOME	$154,579,946	771	35.34	$200,493	7.276	353.92	611	79.8
SIMPLE	$5,725,934	26	1.31	$220,228	7.171	353.98	581	80.5
NINA	$134,938	1	0.03	$134,938	7.000	355.00	612	49.3
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$438,326	2	0.10	$219,163	6.021	354.00	801	78.3
781 - 800	$563,830	3	0.13	$187,943	5.219	354.43	783	70.9
761 - 780	$1,226,507	6	0.28	$204,418	5.869	354.03	771	83.1
741 - 760	$4,691,449	23	1.07	$203,976	5.785	353.65	750	80.6
721 - 740	$6,246,595	31	1.43	$201,503	6.001	354.23	732	80.3
701 - 720	$7,124,379	37	1.63	$192,551	6.106	353.92	711	80.7
681 - 700	$11,476,572	57	2.62	$201,343	6.327	354.11	689	80.1
661 - 680	$23,063,831	124	5.27	$185,999	6.314	354.05	669	80.6
641 - 660	$33,920,813	172	7.76	$197,214	6.488	353.89	651	79.8
621 - 640	$49,564,036	265	11.33	$187,034	6.656	353.94	630	80.6
601 - 620	$50,587,168	291	11.57	$173,839	6.987	353.97	610	81.0
581 - 600	$56,995,784	325	13.03	$175,372	7.282	353.99	590	81.2
561 - 580	$63,988,545	385	14.63	$166,204	7.494	354.03	570	80.6
541 - 560	$63,538,985	379	14.53	$167,649	7.783	353.64	551	80.0
521 - 540	$42,812,655	249	9.79	$171,938	8.106	353.48	532	79.0
501 - 520	$20,381,713	114	4.66	$178,787	8.141	352.14	511	78.1
<= 500	$766,601	3	0.18	$255,534	8.470	353.78	500	79.8
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A	$204,502,477	1,100	46.76	$185,911	6.640	353.99	639	80.9
A-	$101,920,678	572	23.30	$178,183	7.332	353.83	575	80.7
B	$98,721,551	586	22.57	$168,467	7.896	353.89	551	79.5
C	$32,243,084	208	7.37	$155,015	8.266	352.21	539	77.3
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

ARM and Fixed $437,387,789

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$82,835,941	522	18.94	$158,690	7.567	353.45	597	78.4
6	$585,962	2	0.13	$292,981	6.848	354.00	588	85.0
12	$13,724,954	67	3.14	$204,850	7.253	353.89	591	80.1
24	$207,593,970	1,109	47.46	$187,190	7.271	353.71	589	80.6
30	$508,655	3	0.12	$169,552	6.563	353.33	663	83.2
36	$131,891,895	762	30.15	$173,086	6.873	354.14	609	80.8
60	$246,413	1	0.06	$246,413	5.700	354.00	702	80.0
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

Range of Months to Roll

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$801,184	2	0.18	$400,592	5.482	352.49	695	80.0
7 - 12	12	$211,622	2	0.05	$105,811	8.340	347.56	551	75.4
13 - 18	17	$242,782,690	1,364	55.51	$177,993	7.321	353.27	590	80.2
19 - 24	19	$54,976,309	311	12.57	$176,773	7.487	355.26	587	79.2
25 - 31	30	$123,124,736	694	28.15	$177,413	6.900	353.96	611	80.8
32 - 37	32	$14,177,343	87	3.24	$162,958	6.921	356.00	609	79.8
38 - 55	54	$1,313,905	6	0.30	$218,984	6.260	353.79	671	77.1
	22	**$437,387,789**	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

Range of Margin

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$1,966,209	6	0.45	$327,702	5.544	353.54	690	82.7
4.001 - 5.000	$52,462,531	246	11.99	$213,262	6.761	353.98	611	78.0
5.001 - 6.000	$185,981,554	945	42.52	$196,806	6.889	353.86	603	79.6
6.001 - 7.000	$108,634,322	653	24.84	$166,362	7.262	353.46	592	80.6
7.001 - 8.000	$58,358,147	393	13.34	$148,494	7.749	353.85	588	82.8
8.001 - 9.000	$26,024,091	185	5.95	$140,671	8.653	354.24	564	82.0
9.001 - 10.000	$3,746,377	37	0.86	$101,253	9.549	354.38	556	80.5
10.001 - 11.000	$214,557	1	0.05	$214,557	10.290	353.00	535	80.0
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.001 - 10.500	$342,623	2	0.08	$171,311	4.490	353.54	749	80.0

ARM and Fixed $437,387,789

Detailed Report

Range of Maximum Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$3,674,973	17	0.84	$216,175	5.027	354.04	705	75.0
11.001 - 11.500	$10,490,591	48	2.40	$218,554	5.343	354.24	683	78.2
11.501 - 12.000	$41,483,041	210	9.48	$197,538	5.870	354.01	650	78.0
12.001 - 12.500	$34,826,059	185	7.96	$188,249	6.285	353.56	627	80.7
12.501 - 13.000	$71,286,816	381	16.30	$187,105	6.623	354.04	610	80.4
13.001 - 13.500	$53,279,571	297	12.18	$179,392	7.010	353.93	600	81.0
13.501 - 14.000	$72,621,157	424	16.60	$171,276	7.425	353.49	589	80.6
14.001 - 14.500	$55,074,201	316	12.59	$174,285	7.759	353.94	576	81.0
14.501 - 15.000	$47,604,576	292	10.88	$163,029	8.177	353.42	559	80.5
15.001 - 15.500	$25,359,336	159	5.80	$159,493	8.528	353.79	553	80.5
15.501 - 16.000	$14,544,140	91	3.33	$159,826	8.920	353.90	547	79.3
16.001 - 16.500	$4,860,193	30	1.11	$162,006	9.341	354.03	537	81.2
16.501 - 17.000	$1,058,436	8	0.24	$132,304	9.819	354.05	543	78.6
17.001 - 17.500	$535,296	3	0.12	$178,432	10.251	353.49	521	77.2
17.501 - 18.000	$346,780	3	0.08	$115,593	11.466	353.76	548	83.0
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**

Next Interest Adjustment Date

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/04	$412,023	1	0.09	$412,023	5.110	352.00	720	80.0
09/04	$389,161	1	0.09	$389,161	5.875	353.00	668	80.0
02/05	$93,991	1	0.02	$93,991	7.200	347.00	578	69.6
03/05	$117,631	1	0.03	$117,631	9.250	348.00	529	80.0
04/05	$73,633	1	0.02	$73,633	5.300	349.00	592	81.1
05/05	$475,798	1	0.11	$475,798	6.870	350.00	546	75.0
06/05	$5,770,430	43	1.32	$134,196	7.564	350.90	592	81.3
07/05	$11,851,797	73	2.71	$162,353	6.582	351.89	615	80.8
08/05	$22,917,943	144	5.24	$159,152	7.488	352.59	589	81.9
09/05	$89,636,628	523	20.49	$171,389	7.372	352.88	591	80.7
10/05	$120,166,317	638	27.47	$188,348	7.348	354.07	588	79.6
11/05	$40,147,339	220	9.18	$182,488	7.518	355.18	583	78.9
12/05	$6,867,368	33	1.57	$208,102	6.931	356.00	602	77.6
06/06	$1,086,308	8	0.25	$135,789	7.866	350.75	623	81.5
07/06	$1,943,634	11	0.44	$176,694	6.241	351.96	644	81.6
08/06	$3,365,419	21	0.77	$160,258	6.675	353.00	629	81.3
09/06	$29,289,096	164	6.70	$178,592	6.746	352.43	616	81.2
10/06	$60,171,780	344	13.76	$174,918	7.052	354.41	603	80.8
11/06	$37,828,259	214	8.65	$176,768	6.822	355.28	614	79.9
12/06	$3,469,326	18	0.79	$192,740	6.800	356.00	624	83.7
09/08	$446,517	2	0.10	$223,259	5.917	353.00	656	65.4
10/08	$699,388	3	0.16	$233,129	6.625	354.00	686	83.9

ARM and Fixed $437,387,789

Detailed Report

Next Interest Adjustment Date								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11/08	$168,000	1	0.04	$168,000	5.650	355.00	647	80.0
	$437,387,789	**2,466**	**100.00**	**$177,367**	**7.204**	**353.80**	**597**	**80.3**